# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TENAX THERAPEUTICS, INC., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 GLEN LENNOX DRIVE, SUITE 300, CHAPEL HILL, North Carolina (NC), 27517
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001974915

## Reporting persons
- Vestal Point Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,470,096; sole dispositive power 0; shared dispositive power 2,470,096; aggregate amount beneficially owned 2,470,096 (9.9% of the class)
  Comment: Reflects beneficial ownership as of September 30, 2025 (see Item 4). Includes 2,416,657 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants (the "Warrants"). As more fully described in Item 4, the Warrants are subject to a 9.99% blocker (the "9.99% Blocker"), and the percentage set forth in row (11) gives effect to the 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9).
- Ryan Wilder: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,470,096; sole dispositive power 0; shared dispositive power 2,470,096; aggregate amount beneficially owned 2,470,096 (9.9% of the class)
  Comment: Reflects beneficial ownership as of September 30, 2025 (see Item 4). Includes 2,416,657 shares of Common Stock issuable upon exercise of Warrants. As more fully described in Item 4, the Warrants are subject to a 9.99% Blocker, and the percentage set forth in row (11) gives effect to the 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9).

## Item 1. Issuer
Name of issuer: TENAX THERAPEUTICS, INC.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, NC 27517

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Vestal Point Capital, LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to a certain fund and a managed account (the "Vestal Point Fund and Account"), with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Tenax Therapeutics, Inc. (the "Company") and shares of Common Stock issuable upon exercise of the Warrants directly held by the Vestal Point Fund and Account; and

(ii) Mr. Ryan Wilder ("Mr. Wilder"), the Chief Investment Officer and Managing Partner of the Investment Manager and the Managing Member of Vestal Point Capital, LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock and shares of Common Stock issuable upon exercise of the Warrants directly held by the Vestal Point Fund and Account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 632 Broadway, Suite 602, New York, NY 10012.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Wilder is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The Warrants reflected on the cover pages are subject to a 9.99% Blocker whereby they are not exercisable to the extent that following such exercise, taking into account all other shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 9.99% of the Company's outstanding Common Stock, as calculated in a manner consistent with the provisions of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. Consequently, as of the date of the event which requires the filing of this statement, some of the Warrants referred to herein are not presently exercisable due to the 9.99% Blocker. The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 4,562,500 shares of Common Stock outstanding as of August 11, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025, and assumes the exercise of the Warrants held by the Vestal Point Fund and Account subject to the 9.99% Blocker.

As of September 30, 2024, the Reporting Persons beneficially owned 83,333 shares of Common Stock in addition to the shares of Common Stock issuable upon exercise of the Warrants described above (subject to the 9.99% Blocker), representing 9.99% beneficial ownership of the Common Stock as of such date.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Vestal Point Fund and Account have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Vestal Point Capital, LP: /s/ Ryan Wilder, By: Vestal Point Capital, LLC, General Partner, By: Ryan Wilder, Chief Investment Officer and Managing Partner (11/14/2025)
- Ryan Wilder: /s/ Ryan Wilder, Ryan Wilder, Individually (11/14/2025)